SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR July 14, 2004

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP
Corporate Taxpayers’ Identification (CNPJ) #43.776.517/0001-80
Companies Registrar (NIRE) #35300016831
EXTRACT OF THE MINUTES OF 612th BOARD OF DIRECTORS’ MEETING

On June 17, 2004, at 09:00 a.m., summoned by Board of Directors Chairman for an ordinary meeting, as per provisions of Article 15 of Company’s Bylaws, at the meeting room located at Rua Bela Cintra, 847 – 10º andar, São Paulo, the Board of Directors’ members of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, appointed and undersigned herein have met. Starting the meeting, the Chairman, Mr. Mauro Guilherme Jardim Arce, justified the absence of the following Board member: Andrea Sandro Calabi ........ Giving continuation to the meeting, the Chairman mentioned item IV of the agenda, “Filing of company’s securities distribution program, issue of commercial promissory notes for public distribution and 6th issue for simple debenture public distribution, without guarantee and non-convertible into company’s shares”, requesting to the Chief Financial Officer and Investor Relations Officer, Rui de Britto Álvares Affonso, and to the Head of Capital Markets and Investor Relations Department, Sérgio Tuffy Sayeg, to submit the matter, which was made based on in-company Communication FI #035/04, dated 06/15/2004, in the legal manifestation CJE #224/04, dated 06/14/2004, of Board of Executive Officers Resolution #0254/2004, dated 06/15/2004 and Proposal to the Board of Directors #014/2004, dated 06/16/2004. This matter was discussed and thereafter it was voted, with unanimous approval of the proposal of Company’s Board for structuring the following processes: (i) process to be conducted in the filing of Company’s Securities Distribution Program, as provided for by CVM (Brazilian Securities Commission) Instruction #400, allowing to the company to make in the future public offers for distribution of securities foreseen in the Program, being subject to reduced terms for CVM analysis. Limit Value of the Program: Um billion, five hundred millions of reais (R$ 1,500,000,000.00). Securities: debentures and promissory notes. Term: two (2) years from the filing at CVM. (ii) the issue for public distribution of promissory notes, not party of the Program to be filed at CVM. Issue value: up to two hundred millions of reais (R$ 200,000,000.00). Series: single. Quantity: forty (40). Face value: Five millions of reais (R$ 5,000,000.00). Remuneration: fixed based on a hundred and five per cent (105%) variation of average daily rate of inter-financing deposits (“DI Over Rate”), released by CETIP – Clearing House for the Custody and Financial Settlement of Securities. Term: up to one hundred and eighty (180) days. Guarantee: none. Payment Location: CETIP or at the Company headquarters (iii) 6th issue for public distribution of simple debentures, non-convertible into shares, without guarantee, under the context of Distribution Program to be filed by the Company at CVM. Issue value: up to six hundred millions of reais (R$ 600,000,000.00). Quantity of series: three (3) series: 1st Series: up to six hundred millions of reais (R$ 600,000,000.00), with remuneration linked to DI rate variation accrued of interests; 2nd Series: up to six hundred millions of reais (R$ 600,000,000.00) with remuneration linked to General Market Price Index variation (“IGP-M”) accrued of interests; 3rd Series: up to six hundred millions of reais (R$ 600,000,000.00) with remuneration linked to IGP-M variation accrued of interests. Quantity of debentures per series: six hundred thousand (600,000) debentures. Unit face value of debentures: one thousand reais (R$ 1,000.00). Guarantees: no guarantee. Convertibility: simple, non-convertible debentures into Company’s shares. Terms: 1st Series - 3 years; 2nd Series - 5 years; 3rd Series – 6 years. The definitive value of each one of series shall be determined by the Board of Directors, upon Board of executive officers’ proposal, in compliance with global limit of six hundred millions of reais (R$ 600,000,000.00). Authorizations: The Board of Directors authorizes the members of Company Board, in compliance with legal provisions to practice any and all acts related to the filing of company’s securities distribution program, to issue the promissory notes and issue debentures, and may accept proposals and contract institutions participating in the securities distribution system as coordinators in the program filing process for the issue of promissory notes, the issue of debentures; contract the agent bank, the accounting agent and the fiduciary agent, when applicable; to retain attorneys, independent auditors, risk-rating agencies, custody services institutions and further contracting deemed as necessary, besides approving notices and further necessary acts. ............................ These minutes, after its approval, is hereinafter signed by Board of Directors’ members attending the meeting. Mauro Guilherme Jardim Arce – Chairman, Fernando Carvalho Braga, Alexander Bialer, Daniel Sonder, Fernando Maida Dall’Acqua, Gustavo de Sá e Silva and Maria Helena Guimarães de Castro. São Paulo, June 17, 2004. Mauro Guilherme Jardim Arce, Chairman of the Board of Directors. Ligia Ourives da Cruz Ferreira, Secretary. JUSTICE AND CITIZENSHIP DEFENSE OFFICE. BOARD OF TRADE OF THE SÃO PAULO STATE. I certify the Registration under #339.613/04-0, dated 07/07/04. PEDRO IVO BIANCARDI BARBOZA, General Secretary.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: July 14, 2004

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.